UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)*

Essex Rental Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

297187106
(CUSIP Number)

Kevin M. Casey
c/o Casey Capital, LLC
112 Route 39 North
Sherman, Connecticut 06784
Telephone Number: 646-825-4630

F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street
Cincinnati, Ohio 45202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	297187106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casey Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,461,634

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,461,634

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,634

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	297187106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KC Gamma Opportunity Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,461,634

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,461,634

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,634

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	297187106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kevin M. Casey

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

1,000

8.	SHARED VOTING POWER

1,461,634

9.	SOLE DISPOSITIVE POWER

1,000

10.	SHARED DISPOSITIVE POWER

1,461,634

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,634

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	297187106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lee D. Keddie

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

500

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

500

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14.	TYPE OF REPORTING PERSON

IN

 Introductory Note

This Schedule 13D Amendment No. 1 amends and restates the Schedule 13D (the "Original Schedule 13D" and together with Amendment No. 1 filed April 1, 2015, Amendment No. 2 filed April 6, 2015, Amendment No. 3 filed April 9, 2015, Amendment No. 4 filed April 13, 2015, Amendment No. 5 filed April 21, 2015 and Amendment No. 6 filed April 22, 2015, the "Schedule 13D") filed by Kevin M. Casey, a United States citizen, Casey Capital, LLC, a Delaware limited liability company ("Casey Capital"), and KC Gamma Opportunity Fund, LP, a Delaware limited partnership (the "KC Gamma Opportunity Fund"), on February 26, 2015. Mr. Casey, Casey Capital and KC Gamma Opportunity Fund are each a "Casey Reporting Person" and are collectively referred to herein as the "Casey Reporting Persons". The Casey Reporting Persons as well as Lee D. Keddie, a Canadian citizen, are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

Item 1.	Security and Issuer.

The name of the issuer is Essex Rental Corp., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 1110 Lake Cook Road, Suite 220, Buffalo Grove, Illinois 60089.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed by Casey Capital, KC Gamma Opportunity Fund and Mr. Casey who beneficially own 5.9% of the Shares and by Lee D. Keddie, who beneficially owns less than 0.01% of the Shares.

(b)
The principal business address for Casey Capital, Mr. Casey and KC Gamma Opportunity Fund is 112 Route 39 North, Sherman, Connecticut 06784. The principal business address for Mr. Keddie is 8719 258th Avenue NE, Redmond Washington 98053.

(c)
Mr. Casey is the sole managing member of Casey Capital, an investment adviser that serves as the investment manager of KC Gamma Opportunity Fund.  Mr. Casey is also the sole managing member of the general partner of KC Gamma Opportunity Fund.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons (other than the 1,000 Shares owned solely by Kevin M. Casey in his individual capacity (the "Casey Shares") and the 500 Shares owned solely by Lee D. Keddie in his individual capacity (the "Keddie Shares") came from working capital of KC Gamma Opportunity Fund.  The net investment costs (including commissions, if any) of the Shares directly owned by the Opportunistic Value Fund is approximately $1,845,263.  The funds for the purchase of the Casey Shares came from Kevin M. Casey's personal assets.  The funds for the purchase of the Keddie Shares came from Lee D. Keddie's personal assets. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities because they believe the Shares represent an attractive investment opportunity.

The Reporting Persons believe that the Issuer's financial performance can be improved to create greater long-term value for the Issuer's shareholders and accordingly, have recently had communication with the Issuer's Board of Directors (the "Board").

Specifically, on February 26, 2015, the Casey Reporting Persons sent a letter to the Board (the "Board Letter") to afford the Board the opportunity to fully understand the Casey Reporting Persons' proposals to maximize shareholder value.  As such, it summarizes the proposals and lists certain anticipated benefits of their adoption. The Board Letter is attached hereto as Exhibit 99.2.

In particular, the Casey Reporting Persons recommended that the Issuer immediately take action to: (i) terminate its New York City office lease with Hyde Park Real Estate LLC; (ii) engage an independent financial advisory firm to conduct a comprehensive review of potential strategic alternatives to increase shareholder value; and (iii) add shareholder representation to the Board.

By letter dated March 31, 2015, Mr. Keddie provided written notice to the Issuer of his intent to nominate five individuals for election to the Issuer's Board, including the Group Nominees (defined below).

On April 1, 2015, the Casey Reporting Persons made a demand upon the Issuer to inspect the Issuer's stocklist materials pursuant to Section 220 of the Delaware General Corporation Law (the "Stocklist Demand"). The Stocklist Demand is attached hereto as Exhibit 99.3.

Concurrently with the Stocklist Demand, the Casey Reporting Persons submitted a second letter to the Board (the "Second Board Letter") which describes the Issuer's refusal to respond to the Casey Reporting Persons' Board Letter or otherwise engage the Casey Reporting Persons and the Issuer's postponement of its earnings release and untimely filing of its annual report on Form 10-K, director nomination materials (the "Director Nomination") and notifying the Issuer that the Casey Reporting Persons are nominating three individuals, namely, Kevin M. Casey, Christopher Kinslow and John A. Oliva (collectively, the "Casey Nominees"), for election as directors of the Issuer at the Issuer's 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting"). The Second Board Letter is attached hereto as Exhibit 99.4. The Director Nomination is attached hereto as Exhibit 99.5.

On April 6, 2015, the Casey Reporting Persons issued a press release (the "April 6 Press Release") announcing their intention to nominate a majority of directors for election to the Board, including Mr. Casey. The foregoing summary of the April 6 Press Release is qualified in its entirety by reference to the full text of the April 6 Press Release, a copy of which is attached hereto as Exhibit 99.6 and is incorporated by reference herein.

On April 9, 2015, the Casey Reporting Persons submitted a supplemental director nomination (the "Supplemental Director Nomination") to the Issuer.  The Supplemental Director Nomination is attached hereto as Exhibit 99.7.

On April 13, 2015, the Casey Reporting Persons submitted to the Board of Directors of the Issuer a letter responding to the Issuer's April 10, 2015 press release.  The letter was published by the Casey Reporting Persons in a press release also on April 13, 2015. The Reporting Persons' press release including the letter is attached hereto as Exhibit 99.8.

On April 15, 2015, the Casey Reporting Persons learned that Lee. D. Keddie, a stockholder of the Issuer not affiliated with the Casey Reporting Persons had nominated five director nominees to the Board of Directors of the Issuer (collectively, the "Keddie Nominees").

On April 18, 2015, Mr. Casey had a discussion with Mr. Keddie and his representative about the potential reconstitution of the Issuer's Board and about the Keddie Nominees. Based on this discussion, the Casey Reporting Persons determined to contact the Keddie Nominees to discuss, among other things, their backgrounds and qualifications to serve on the Board of Directors of the Issuer.

On April 21, 2015, the Casey Reporting Persons submitted to the Board of Directors of the Issuer a letter (the "April 21 Letter") responding to the Issuer's April 14, 2015 letter denying the Casey Reporting Persons' stocklist request and rejecting the Reporting Persons' director nominations. The April 21 Letter also stated that the Casey Reporting Persons intended to contact some or all of the Keddie Nominees. The April 21 Letter is attached hereto as Exhibit 99.9.

On April 21, 2015 and April 22, 2015, Mr. Casey held telephone discussions with certain of the Keddie Nominees and with Mr. Keddie. Once those phone conversations had concluded, Mr. Casey requested from Mr. Keddie a copy of the nomination materials that Mr. Keddie had previously sent to the Issuer's Board of Directors and written biographies for each of the Keddie Nominees, all of which Mr. Keddie provided.

Based on Mr. Casey's review of this information, and his phone conversations held with certain of the Keddie Nominees, on the evening of April 22, 2015, Mr. Casey notified Mr. Keddie that the Casey Reporting Persons intended to support three of the Keddie Nominees, namely Mr. Keddie, Shawn W. Kravetz and John M. Climaco (collectively, the "Group Nominees"), for election as directors of the Issuer at the 2015 Annual Meeting in lieu of supporting the Casey Nominees, and the Casey Reporting Persons and Mr. Keddie made the determination to form a "Section 13(d) group" effective upon the filing of this Amendment No. 7 to the Schedule 13D.

The Reporting Persons intend to solicit proxies to elect the Group Nominees as directors of the Issuer at the 2015 Annual Meeting. In addition, the Reporting Persons and their representatives may, from time to time in the future, engage in discussions with management of the Issuer, the Board, other stockholders and third parties regarding any of the above.

Further, depending upon, among other things, the outcome of the proposals referenced above, current and future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer and its businesses, other investment opportunities available to the Reporting Persons, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may from time to time acquire additional Shares or sell Shares in the open market, in privately negotiated transactions or otherwise, and may take such other actions with respect to their investment in the Issuer as they may deem appropriate, including, without limitation, changing their intention with respect to any of the matters enumerated above.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, the Casey Reporting Persons may each be deemed to be the beneficial owners of 1,461,634 Shares which are not Casey Shares, constituting 5.9% of the Shares, based upon 24,935,600 Shares outstanding as of March 28, 2015, Kevin M. Casey may be deemed to be the beneficial owner of the Casey Shares, constituting less than 0.01% of the Shares, based upon 24,935,600 Shares outstanding as of March 28, 2015 and Lee D. Keddie may be deemed to be the beneficial owner of the Keddie Shares, constituting less than 0.01% of the Shares, based upon 24,935,600 Shares outstanding as of March 28, 2015.

KC Gamma Opportunity Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,461,634 Shares which are not Casey Shares, (the "KC Gamma Opportunity Fund Shares").  Casey Capital, as the investment manager of KC Gamma Opportunity Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,461,634 KC Gamma Opportunity Fund Shares.  By virtue of Mr. Casey's position as the sole managing member of Casey Capital, Mr. Casey may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,461,634 KC Gamma Opportunity Fund Shares, and, therefore, Mr. Casey may be deemed to be the beneficial owner of such KC Gamma Opportunity Fund Shares.

There have been no transactions by the Reporting Persons in the Shares during the past 60 days except the following: (1) On March 3, 2015, Lee D. Keddie purchased 500 Shares in his Roth IRA account; (2) On March 10, 2015, Lee D. Keddie purchased 500 Shares for his own account; (3) On March 16, 2015, Lee D. Keddie sold the 500 Shares held in his Roth IRA account; and (4) On April 7, 2015, Kevin M. Casey purchased 1,000 Shares for his own account.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons has any contacts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to securities of the Issuer other than as described in this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement of the Casey Reporting Persons dated April 23, 2015 (incorporated by reference to Amendment No. 1 to Schedule 13D filed by the Casey Reporting Persons on April 1, 2015)
Exhibit 99.2	Board Letter dated February 26, 2015 (incorporated by reference to Schedule 13D filed by the Casey Reporting Persons on February 26, 2015)
Exhibit 99.3	Stocklist Demand dated April 1, 2015 (incorporated by reference to Amendment No. 1 to Schedule 13D filed by the Casey Reporting Persons on April 1, 2015)
Exhibit 99.4	Second Board Letter dated April 1, 2015 (incorporated by reference to Amendment No. 1 to Schedule 13D filed by the Casey Reporting Persons on April 1, 2015)
Exhibit 99.5	Director Nomination dated April 1, 2015 (incorporated by reference to Amendment No. 1 to Schedule 13D filed by the Casey Reporting Persons on April 1, 2015)
Exhibit 99.6	Press Release dated April 6, 2015 (incorporated by reference to Amendment No.2 to Schedule 13D filed by the Casey Reporting Persons on April 6, 2015)
Exhibit 99.7	Supplemental Director Nomination dated April 9, 2015 (incorporated by reference to Amendment No.3 to Schedule 13D filed by the Casey Reporting Persons on April 9, 2015)
Exhibit 99.8
Press Release dated April 13, 2015 including Letter to Essex Board of Directors dated April 13, 2015 (incorporated by reference to Amendment No.4 to Schedule 13D filed by the Casey Reporting Persons on April 13, 2015)

Exhibit 99.9	Letter to Essex Board of Directors dated April 21, 2015 (incorporated by reference to Amendment No.5 to Schedule 13D filed by the Casey Reporting Persons on April 21, 2015)
Exhibit 99.10
Letter to Essex Board of Directors dated April 22, 2015 enclosing Supplemental Stocklist Demand incorporated by reference to Amendment No. 6 to Schedule 13D filed by the Casey Reporting Persons on April 22, 2015)

Exhibit 99.11	Joint Filing Agreement of the Reporting Persons dated April 23, 2015 (filed herewith)
Exhibit 99.12	Power of Attorney of Lee D. Keddie dated April 23, 2015 (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2015

Casey Capital, LLC*

By: /s/ Kevin M. Casey
Name: Kevin M. Casey Title: Managing Member
KC Gamma Opportunity Fund, LP

By: Casey Capital Management, LLC, its general partner By: /s/ Kevin M. Casey
Name: Kevin M. Casey Title: Managing Member
Kevin M. Casey*

/s/ Kevin M. Casey

Lee D. Keddie*

/s/ Lee D. Keddie

*  The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).